RX SCRIPTED, INC.
201 Creekvista Drive
Holly Springs, North Carolina 27540
(919) 552-3133

July 31, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RX Scripted, Inc. – File Number 333-152444
Registration Statement Filing on Form S-1

Ladies and Gentlemen:

On July 22, 2008, RX Scripted, Inc. (the “Company”) filed a Form S-1 registration statement (the “Registration Statement”) with the Securities and Exchange Commission. The Registration Statement inadvertently left out the language required under Rule 473(a) of the Securities Act of 1933, as amended, relating to “delaying amendments.”  As such, the Company hereby amends the Registration Statement to include the following language from Rule 473(a):

“The registrant hereby amends its registration statement, on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the 3 effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

/s/ MaryAnne McAdams
MaryAnne McAdams
Chief Executive Officer